Exhibit 99.3

Alfasigma to Acquire Intercept Pharmaceuticals for $19.00 per Share in Cash, Expanding the Global Footprint of Alfasigma Via a Leader in Rare and Serious Liver Diseases

●	Proposed all-cash acquisition will materially expand Alfasigma’s portfolio in gastroenterology and hepatology and its presence in the U.S. market
●	Transaction price represents an 82% premium to Intercept’s closing price on September 25, 2023
●	Alfasigma adds Ocaliva®, the only FDA approved second-line treatment for PBC, a progressive autoimmune disease affecting the liver, which generated revenue of $152 million in 1H 2023
●	Strengthens Alfasigma’s pipeline, including the addition of a novel fixed-dose combination with potential to establish a new treatment paradigm in PBC
●	Alfasigma to commence cash tender offer to acquire all issued and outstanding shares of Intercept for US$19.00 per share
●	Transaction expected to close by the end of 2023

Bologna, Italy & Morristown, N.J., U.S. – September 26, 2023 – Alfasigma S.p.A (“Alfasigma”), one of Italy's leading pharmaceutical companies, and Intercept Pharmaceuticals, Inc. (Nasdaq: ICPT, “Intercept”), a leading biopharmaceutical company in rare and serious liver diseases, today announced that they have entered into a definitive merger agreement under which Alfasigma has agreed to acquire Intercept for $19.00 per share in cash,. The anticipated transaction will materially expand Alfasigma’s gastrointestinal and hepatology portfolio and its presence in the U.S. market.

Intercept’s lead medicine is Ocaliva® (obeticholic acid), a farnesoid X receptor agonist approved in the United States and several other jurisdictions for the treatment of primary biliary cholangitis (“PBC”) in combination with ursodeoxycholic acid (“UDCA”) in adults with an inadequate response to UDCA, or as monotherapy in adults unable to tolerate UDCA. Ocaliva® is the only approved second-line therapy for PBC and has experienced double-digit year-over-year growth supported by an experienced specialty sales force and strong prescriber base. Intercept also benefits from a broader clinical development pipeline anchored by a novel fixed-dose combination of obeticholic acid and bezafibrate in phase 2 trials for PBC.

Mr. Stefano Golinelli, Chairman of Alfasigma Board, declared: “Today’s proposed acquisition is aligned with our strategy to build presence in the U.S. market, with a focus in our core gastroenterological area while adding another important asset to our innovation pipeline. This acquisition will contribute to the ambitious growth strategy designed for our company.”

Mr. Francesco Balestrieri, Chief Executive Officer of Alfasigma, said: “The acquisition of Intercept marks another important milestone in Alfasigma’s growth path, particularly with regard to the U.S. market in which we have significant development objectives. Intercept represents a compelling fit with Alfasigma’s core business areas of gastroenterology and hepatology, and we believe that the transaction represents a transformational opportunity for both companies. We are excited to welcome Intercept employees and look forward to working together as we invest in the company to realize the full potential, to the benefit of patients.”

Mr. Jerry Durso, President and Chief Executive Officer of Intercept, commented: “We are pleased to announce this transaction with Alfasigma, which delivers significant value to shareholders. Importantly, it recognizes the value of our portfolio, R&D and commercial capabilities and our talented people across the organization. The team at Intercept is proud of the breakthrough, innovative work that we have done as a pioneer, delivering life-saving medicine to patients with rare and serious liver diseases such as PBC.”

Transaction Terms

Under the terms of the merger agreement, Alfasigma has agreed to commence a cash tender offer to acquire all issued and outstanding shares of Intercept common stock for US$19.00 per share in cash. The purchase price represents a premium of 82% to Intercept’s closing stock price on September 25, 2023.

The transaction will be fully financed by Alfasigma’s existing cash on hand and existing corporate credit facilities. The members of the Board of Directors of Intercept participating in the decision have unanimously approved the transaction.

The closing of the tender offer will be subject to customary conditions, including the tender of shares which represent at least a majority of the total number of Intercept’s outstanding shares of common stock and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Upon successful completion of the tender offer, Alfasigma would acquire all shares not acquired in the tender offer through a second-step merger for the same consideration that the tendering stockholders will receive in the tender offer.

It is anticipated the transaction will close by the end of 2023. Upon completion of the transaction, Intercept’s common stock will no longer be publicly listed.

Advisors

Barclays and Centerview Partners are serving as financial advisors to Intercept. Skadden, Arps, Slate, Meagher & Flom LLP are serving as legal counsel to Intercept. PJT Partners is acting as exclusive financial advisor to Alfasigma and Sullivan & Cromwell LLP and Chiomenti Studio Legale as legal counsel to Alfasigma.

About Alfasigma

Alfasigma is one of Italy's leading pharmaceutical companies with a strong international position. The Group has a worldwide presence in over 100 countries where about 3000 people work in research, development, production and distribution.  In Italy, Alfasigma is a leader in the prescription products market where, in addition to its strong focus on gastro-intestinal products, it is present in several primary care therapeutic areas. It is popular with the consumer public for a number of nutraceuticals & food supplements that respond to different needs, and that are well known and deeply rooted in the Italian families experience.  Its historical headquarters is in Bologna, to which is added Milan, while the production sites are: in Italy, in Pomezia (RM), Alanno (PE), Sermoneta (LT) and Trezzano Rosa (MI) and abroad in Tortosa in Spain and in Shreveport (Louisiana) in the United States.  The R&D laboratories are in Pomezia and in the Parco Scientifico Tecnologico Kilometro Rosso in Bergamo. Alfasigma's mission is to improve people's health and quality of life by offering caregivers and healthcare personnel therapeutic solutions according to the highest standards of quality and safety.

About Intercept

Intercept is a biopharmaceutical company focused on the development and commercialization of novel therapeutics to treat rare and serious liver diseases, including primary biliary cholangitis (PBC) and severe alcohol-associated hepatitis (sAH). For more information, please visit www.interceptpharma.com or connect with the Company on Twitter and LinkedIn.

About Ocaliva® (obeticholic acid)
OCALIVA, a farnesoid X receptor (FXR) agonist, is indicated for the treatment of adult patients with primary biliary cholangitis (PBC)

•	without cirrhosis or
•	with compensated cirrhosis who do not have evidence of portal hypertension, either in combination with ursodeoxycholic acid (UDCA) with an inadequate response to UDCA or as monotherapy in patients unable to tolerate UDCA.

This indication is approved under accelerated approval based on a reduction in alkaline phosphatase (ALP). An improvement in survival or disease-related symptoms has not been established. Continued approval for this indication may be contingent upon verification and description of clinical benefit in confirmatory trials.

IMPORTANT SAFETY INFORMATION

WARNING: HEPATIC DECOMPENSATION AND FAILURE IN PRIMARY BILIARY CHOLANGITIS PATIENTS WITH CIRRHOSIS

•	Hepatic decompensation and failure, sometimes fatal or resulting in liver transplant, have been reported with OCALIVA treatment in primary biliary cholangitis (PBC) patients with either compensated or decompensated cirrhosis.
•	OCALIVA is contraindicated in PBC patients with decompensated cirrhosis, a prior decompensation event, or with compensated cirrhosis who have evidence of portal hypertension.
•	Permanently discontinue OCALIVA in patients who develop laboratory or clinical evidence of hepatic decompensation; have compensated cirrhosis and develop evidence of portal hypertension, or experience clinically significant hepatic adverse reactions while on treatment.

Contraindications

OCALIVA is contraindicated in patients with:

•	decompensated cirrhosis (e.g., Child-Pugh Class B or C) or a prior decompensation event
•	compensated cirrhosis who have evidence of portal hypertension (e.g., ascites, gastroesophageal varices, persistent thrombocytopenia)
•	complete biliary obstruction

Warnings and Precautions

Hepatic Decompensation and Failure in PBC Patients with Cirrhosis
Hepatic decompensation and failure, sometimes fatal or resulting in liver transplant, have been reported with OCALIVA treatment in PBC patients with cirrhosis, either compensated or decompensated. Among post-marketing cases reporting it, median time to hepatic decompensation (e.g., new onset ascites) was 4 months for patients with compensated cirrhosis; median time to a new decompensation event (e.g., hepatic encephalopathy) was 2.5 months for patients with decompensated cirrhosis.

Some of these cases occurred in patients with decompensated cirrhosis when they were treated with higher than the recommended dosage for that patient population; however, cases of hepatic decompensation and failure have continued to be reported in patients with decompensated cirrhosis even when they received the recommended dosage.

Hepatotoxicity was observed in the OCALIVA clinical trials. A dose-response relationship was observed for the occurrence of hepatic adverse reactions including jaundice, worsening ascites, and primary biliary cholangitis flare with dosages of OCALIVA of 10 mg once daily to 50 mg once daily (up to 5-times the highest recommended dosage), as early as one month after starting treatment with OCALIVA in two 3-month, placebo-controlled clinical trials in patients with primarily early stage PBC.

Routinely monitor patients for progression of PBC, including hepatic adverse reactions, with laboratory and clinical assessments to determine whether drug discontinuation is needed. Closely monitor patients with compensated cirrhosis, concomitant hepatic disease (e.g., autoimmune hepatitis, alcoholic liver disease), and/or with severe intercurrent illness for new evidence of portal hypertension (e.g., ascites, gastroesophageal varices, persistent thrombocytopenia), or increases above the upper limit of normal in total bilirubin, direct bilirubin, or prothrombin time to determine whether drug discontinuation is needed. Permanently discontinue OCALIVA in patients who develop laboratory or clinical evidence of hepatic decompensation (e.g., ascites, jaundice, variceal bleeding, hepatic encephalopathy), have compensated cirrhosis and develop evidence of portal hypertension (e.g., ascites, gastroesophageal varices, persistent thrombocytopenia), experience clinically significant hepatic adverse reactions, or develop complete biliary obstruction. If severe intercurrent illness occurs, interrupt treatment with OCALIVA and monitor the patient’s liver function. After resolution of the intercurrent illness, consider the potential risks and benefits of restarting OCALIVA treatment.

Severe Pruritus
Severe pruritus was reported in 23% of patients in the OCALIVA 10 mg arm, 19% of patients in the OCALIVA titration arm, and 7% of patients in the placebo arm in a 12-month double-blind randomized controlled clinical trial of 216 patients. Severe pruritus was defined as intense or widespread itching, interfering with activities of daily living, or causing severe sleep disturbance, or intolerable discomfort, and typically requiring medical interventions. Consider clinical evaluation of patients with new onset or worsening severe pruritus. Management strategies include the addition of bile acid binding resins or antihistamines, OCALIVA dosage reduction, and/or temporary interruption of OCALIVA dosing.

Reduction in HDL-C
Patients with PBC generally exhibit hyperlipidemia characterized by a significant elevation in total cholesterol primarily due to increased levels of high-density lipoprotein-cholesterol (HDL-C). Dose-dependent reductions from baseline in mean HDL-C levels were observed at 2 weeks in OCALIVA-treated patients, 20% and 9% in the 10 mg and titration arms, respectively, compared to 2% in the placebo arm. Monitor patients for changes in serum lipid levels during treatment. For patients who do not respond to OCALIVA after 1 year at the highest recommended dosage that can be tolerated (maximum of 10 mg once daily), and who experience a reduction in HDL-C, weigh the potential risks against the benefits of continuing treatment.

Adverse Reactions
The most common adverse reactions (≥5%) are: pruritus, fatigue, abdominal pain and discomfort, rash, oropharyngeal pain, dizziness, constipation, arthralgia, thyroid function abnormality, and eczema.

Drug Interactions

•	Bile Acid Binding Resins
Bile acid binding resins such as cholestyramine, colestipol, or colesevelam adsorb and reduce bile acid absorption and may reduce the absorption, systemic exposure, and efficacy of OCALIVA. If taking a bile acid binding resin, take OCALIVA at least 4 hours before or 4 hours after taking the bile acid binding resin, or at as great an interval as possible.
•	Warfarin
The International Normalized Ratio (INR) decreased following coadministration of warfarin and OCALIVA. Monitor INR and adjust the dose of warfarin, as needed, to maintain the target INR range when co-administering OCALIVA and warfarin.
•	CYP1A2 Substrates with Narrow Therapeutic Index
Obeticholic acid may increase the exposure to concomitant drugs that are CYP1A2 substrates. Therapeutic monitoring of CYP1A2 substrates with a narrow therapeutic index (e.g., theophylline and tizanidine) is recommended when co-administered with OCALIVA.
•	Inhibitors of Bile Salt Efflux Pump
Avoid concomitant use of inhibitors of the bile salt efflux pump (BSEP) such as cyclosporine. Concomitant medications that inhibit canalicular membrane bile acid transporters such as the BSEP may exacerbate accumulation of conjugated bile salts including taurine conjugate of obeticholic acid in the liver and result in clinical symptoms. If concomitant use is deemed necessary, monitor serum transaminases and bilirubin.

Please click here for Full Prescribing Information, including Boxed WARNING.
To report SUSPECTED ADVERSE REACTIONS, contact Intercept Pharmaceuticals, Inc. at 1-844-782-ICPT or FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.

Additional Information and Where to Find it

The tender offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Intercept Pharmaceuticals, Inc. (the “Company”), nor is it a substitute for any tender offer materials that the Company or Alfasigma S.p.A. (together with its subsidiaries, “Alfasigma”) will file with the SEC. A solicitation and an offer to buy shares of the Company will be made only pursuant to an offer to purchase and related materials that Alfasigma intends to file with the SEC. At the time the tender offer is commenced, Alfasigma will file a Tender Offer Statement on Schedule TO with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of the Company at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Alfasigma or the Company. Free copies of these materials and certain other offering documents will be made available by the Company by mail to Intercept Pharmaceuticals, Inc., 305 Madison Avenue, Morristown, NJ 07960, Attention: Corporate Secretary, by email at investors@interceptpharma.com, or by directing requests for such materials to the information agent for the offer, which will be named in the tender offer materials. Copies of the documents filed with the SEC by the Company will be available free of charge under the “Investors & Media” section of the Company’s internet website at https://ir.interceptpharma.com/investor-relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, the Company files periodic reports and other information with the SEC. The Company’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

This communication contains forward-looking statements related to the Company, Alfasigma and the proposed acquisition of the Company by Alfasigma (the “Transaction”) that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this communication, the Company’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the Transaction; statements about the expected timetable for completing the Transaction; the Company’s plans, objectives, expectations and intentions; the financial condition, results of operations and business of the Company and Alfasigma; the ability to successfully commercialize the Company’s product and product candidates and generate future revenues with respect to the Company’s product candidates; and the anticipated timing of the closing of the Transaction.

Forward-looking statements are subject to certain risks, uncertainties, or other factors that are difficult to predict and could cause actual events or results to differ materially from those indicated in any such statements due to a number of risks and uncertainties. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transaction; the effects of the Transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; that Alfasigma may not realize the potential benefits of the Transaction; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; Transaction costs; actual or contingent liabilities; and other risks listed under the heading “Risk Factors” in the Company’s periodic reports filed with the U.S. Securities and Exchange Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by the Company and the Schedule TO and related tender offer documents to be filed by Alfasigma and Interstellar Acquisition Inc., a wholly owned subsidiary of Alfasigma. You should not place undue reliance on these statements. All forward-looking statements are based on information currently available to the Company and Alfasigma, and the Company and Alfasigma disclaim any obligation to update the information contained in this communication as new information becomes available.

Contacts

Alfasigma

Corporate Communication

Simona Gelpi simona.gelpi@alfasigma.com

Gea Gardini gea.gardini@alfasigma.com

www.alfasigma.it

iCorporate

Luca Bolzoni luca.bolzoni@icorporate.it

Intercept

Investors

Nareg Sagherian, Executive Director, Global Investor Relations

investors@interceptpharma.com

Media

Michael Blash, Senior Vice President, Corporate Affairs

media@interceptpharma.com